UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 3)

SunPower Corporation

(Name of Subject Company – Issuer)

Total Gas & Power USA, SAS

an indirect wholly-owned subsidiary of

TOTAL S.A.

(Names of Filing Persons – Offeror)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

867652109

867652307

(CUSIP Number of Class of Securities)

Jonathan E. Marsh Group U.S. Counsel TOTAL S.A. 2, place Jean Millier La Défense 6 92400 Courbevoie France 011-331-4744-4546	Jérôme Schmitt Group Treasurer TOTAL S.A. 2, place Jean Millier La Défense 6 92400 Courbevoie France 011-331-4744-4546

Copies to:

David J. Segre Richard Cameron Blake Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler Denny Kwon Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza, Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,380,222,300	$160,244

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying 34,144,400 shares of Class A Common Stock and 25,220,000 shares of Class B Common stock, which is 59,364,400 total shares of common stock, by the offer price of $23.25 per share of common stock of SunPower.
**	Estimated for purposes of calculating the amount of the filing fee only. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by .0001161.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $160,244	Filing Party: Total Gas & Power USA, SAS and TOTAL S.A.
Form or Registration No.: Schedule TO	Date Filed: May 3, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 3, 2011 (as amended, supplement or modified from time to time, the “Schedule TO”) by Total S.A., a société anonyme organized under the laws of the Republic of France (“Total”), and Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France and an indirect wholly owned subsidiary of Total (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase up to 34,144,400 shares of Class A Common Stock, par value $0.001 per share, of SunPower Corporation, a Delaware corporation (“SunPower”), together with the associated preferred stock purchase rights issued in connection with and subject to the Rights Agreement (the “Rights Agreement”), dated as of August 12, 2008, by and between SunPower and Computershare Trust Company, N.A., as amended (the “Class A Shares”), and up to 25,220,000 shares of Class B Common Stock, par value $0.001 per share, of SunPower, together with the associated preferred stock purchase rights issued in connection with and subject to the Rights Agreement (the “Class B Shares” and together with the Class A Shares, the “Shares”), for $23.25 per Share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2011 (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which collectively constitute the “Offer”).

The information set forth in the Offer to Purchase is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO and is amended, supplemented and modified by the information specifically provided in this Amendment. All capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Offer to Purchase.

Amendment to Schedule TO

Items 1 and 4 of the Schedule TO are hereby amended, supplemented and modified by adding the following paragraphs to the end of each Item:

“On June 7, 2011, SunPower and Purchaser entered into an amendment to the Tender Offer Agreement pursuant to which, among other things, the parties agreed to waive the portion of the Antitrust Condition to the completion of the Offer relating to (i) the Commission having taken a decision under Article 6(1)(b) of the EC Merger Regulation (or having been deemed to have taken a decision pursuant to Article 10(6) of the EC Merger Regulation) declaring that the transactions contemplated by the Tender Offer Agreement are compatible with the common market or (ii) if the Commission has taken a decision to refer the whole or part of the transactions contemplated by the Tender Offer Agreement to the competent authorities of a Member State in accordance with Article 9(3) of the EC Merger Regulation, any such authority having taken a decision with equivalent effect to the decisions in clause (i) above with respect to those parts of the transactions referred to such authority and where applicable, the Commission having taken a decision as contemplated under (i) above with respect to those parts of the transactions that have not been referred to the competent authorities of a member state (the “EU Condition”).

On June 7, 2011, Total and SunPower issued a press release announcing the waiver of the Antitrust Condition described above. The full text of the press release is set forth as Exhibit (a)(1)(I) hereto and is incorporated by reference herein.”

Amendment to Offer to Purchase

Items 1 through 11 of the Schedule TO, to the extent that such Items incorporate by reference the information contained in Section 12—“Transaction Documents” of the Offer to Purchase, are amended, supplemented and modified, and Section 12 of the Offer to Purchase is hereby amended, supplemented and modified, by adding the following as a new subsection at the end of the subsection entitled “The Tender Offer Agreement” in Section 12 of the Offer to Purchase:

“Tender Offer Amendment Agreement

On June 7, 2011, SunPower and Purchaser entered into an amendment to the Tender Offer Agreement (the “Tender Offer Agreement Amendment”) pursuant to which, among other things, the parties agreed to waive the portion of the Antitrust Condition to the completion of the Offer relating to (i) the Commission having taken a decision under Article 6(1)(b) of the EC Merger Regulation (or having been deemed to have taken a decision pursuant to Article 10(6) of the EC Merger Regulation) declaring that the transactions contemplated by the Tender Offer Agreement are compatible with the common market or (ii) if the Commission has taken a decision to refer the whole or part of the transactions contemplated by the Tender Offer Agreement to the competent authorities of a Member State in accordance with Article 9(3) of the EC Merger Regulation, any such authority having taken a decision with equivalent effect to the decisions in clause (i) above with respect to those parts of the transactions referred to such authority and where applicable, the Commission having taken a decision as contemplated under (i) above with respect to those parts of the transactions that have not been referred to the competent authorities of a member state (the “EU Condition”).

In connection with the Tender Offer Agreement Amendment, the parties agreed that that until (i) the Commission shall have taken a decision under Article 6(1)(b), 8(1) or 8(2) of the EC Merger Regulation (or has been deemed to have taken a decision pursuant to Article 10(6) of the EC Merger Regulation) declaring that the transactions contemplated by the Tender Offer Agreement are compatible with the common market or (ii) if the Commission has taken a decision to refer the whole or part of the transactions contemplated by this Agreement to the competent authorities of a Member State in accordance with Article 9(3) of the EC Merger Regulation, any such authority shall have taken a decision with equivalent effect to the decisions in clause (i) above with respect to those parts of the transactions referred to such authority and, where applicable, the Commission has taken a decision as contemplated under (i) above with respect to those parts of the transactions that have not been thus referred (the occurrence of the foregoing in each of clause (i) and (ii) above, the “EU Clearance”), each of Purchaser and SunPower will, among other things, continue to be obligated to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Tender Offer Agreement, including by

•

making all necessary registrations, declarations and filings with governmental authorities in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby, and obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from governmental authorities (including any necessary antitrust approvals) in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby; and

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assisting the other parties in (A) making all necessary registrations, declarations and filings with governmental authorities in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby, including by providing such information regarding itself, its affiliates and their respective operations as may be requested in connection with a filing by it or any of its subsidiaries, and (B) obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from governmental authorities (including any necessary antitrust approvals) in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby.

As a result, SunPower and the Purchaser have agreed to proceed with the closing of the Offer on June 14, 2011. The parties anticipate making any additional filings necessary to obtain the EU Clearance following the closing of the Offer and anticipate making a voluntary filing with the Committee on Foreign Investment in the United States (CFIUS).

The Tender Offer Agreement Amendment provides that the meeting of SunPower’s stockholders to consider the Reclassification Proposal must be held as promptly as practicable following the later to occur of (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance, but such SunPower stockholder meeting must be held in no event later than the six month anniversary of the later to occur of (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance. Subject to SunPower’s compliance with the foregoing obligation, Purchaser will vote all Shares acquired in the Offer (or otherwise owned by it or any of its respective wholly owned subsidiaries as of the applicable record date) in favor of (x) the Reclassification Proposal in accordance with the DGCL, and (y) an increase in the number of shares available for issuance under SunPower’s equity incentive plans by 2,500,000, in each case at such SunPower stockholder meeting or otherwise.

The Tender Offer Agreement Amendment also provides that subject to certain exceptions, until the later to occur of (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance, SunPower will not, and will not permit any of its subsidiaries to, take any of the following actions without the prior written consent of Purchaser:

•	any amendment to SunPower’s bylaws or certificate of incorporation, except as expressly contemplated by the Affiliation Agreement;

•	any amendment or redemption of the Rights Agreement, except as expressly contemplated by the Tender Offer Agreement or the Affiliation Agreement;

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any transaction pursuant to which SunPower or a company that it controls acquires or otherwise obtains the ownership or exclusive use of any business, property or assets of a person that is not SunPower or a company that it (including by merger, amalgamation, consolidation, tender offer, asset or stock purchase), if as of the date of the consummation of such transaction the aggregate net present value of the consideration paid or to be paid exceeds $25 million;

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any transaction pursuant to which a person that is not SunPower or a company that it controls obtains ownership or exclusive use of any business, property or assets of SunPower or a company that it controls (including any sale, lease, license, transfer or other disposition), if as of the date of the consummation of such transaction the aggregate net present value of the consideration received or to be received exceeds $25 million, except for sales, leases, transfers or other dispositions of Solar SPEs in the ordinary course of business;

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the incurrence of additional indebtedness in excess of the difference, if any, of 3.5 times the SunPower’s LTM EBITDA (as defined in the Affiliation Agreement) less SunPower’s then Outstanding Gross Debt (as defined in the Affiliation Agreement), except for (i) an Excluded Debt Incurrence (as defined in the Affiliation Agreement) and (ii) in connection with refinancing or replacing any of SunPower’s 1.25% convertible debentures, the issuance of a new convertible debenture issued on or after July 1, 2011 on no less favorable terms than the 1.25% convertible debentures being refinanced or replaced with respect to ranking (senior/senior sub/subordinated), financial covenants, operational covenants, and events of default, and whether issued prior to or after the replacement of such 1.25% convertible debentures;

•	subject to certain exceptions, any voluntary dissolution or liquidation of SunPower or any company that it controls;

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any voluntary bankruptcy filing by SunPower or any company that it controls or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of SunPower or any company that it controls;

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any issuance, sale, pledge, disposition, granting or encumbrance of any shares of any class of capital stock of SunPower, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest and including any stock awards or voting securities), of SunPower, except for (i) the grant of stock awards or voting securities under SunPower’s equity incentive plans in the ordinary course of business consistent with past practice, (ii) the issuance of shares of SunPower’s common stock upon the exercise of SunPower options or the vesting or settlement of SunPower’s restricted stock or restricted stock unit awards outstanding on the date of the Tender Offer Agreement or granted in accordance with the foregoing, and (iii) upon the conversion or exercise of convertible debentures outstanding on the date of the Tender Offer Agreement;

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any declaration, setting aside, making or payment of any dividend or other distribution (payable in cash, stock, property or otherwise) with respect to, or any reclassification, combination, split or subdivision of, any shares of any class of capital stock of SunPower;

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any redemption, purchase or other acquisition, directly or indirectly, of any shares of any class of capital stock of SunPower, except for (i) tax withholdings and exercise price settlements upon exercise of options or with respect to restricted stock restricted stock unit awards, in each case in the ordinary course of business and in compliance with applicable law, and (ii) purchases of shares of SunPower common stock or convertible debentures from the holders thereof in one or more privately negotiated transactions which are not effected in the open market and would not constitute a tender offer in accordance with applicable laws;

•	any capital expenditure not reflected in SunPower’s 2011 annual operating plan that exceeds $25 million;

•	any adoption or material amendment of an equity compensation plan;

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any entry into a Utility & Power Plant segment of SunPower sales agreement for contracted revenue greater than 15% of SunPower’s then current fiscal year’s forecasted revenue, or for any project (or series of projects located within 500 meters of one another) with a nameplate capacity rating in excess of 50 megawatts (ac – alternating current); or

•	any announcement of an intention to enter into, or entry into, any formal or informal contract or any commitment to do any of the foregoing.

In addition, until the later to occur of (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance, SunPower must consult with Purchaser reasonably in advance of taking any action that would be outside SunPower’s or any of its subsidiaries’ ordinary course of business consistent with past practice.

As part of the Tender Offer Amendment Agreement, the parties agreed that, upon the acceptance for payment of Shares in the Offer, the Tender Offer Agreement shall become irrevocable and may not be terminated by either party. In addition, the parties agreed that (i) if acceptance for payment of Shares in the Offer occurs before the EU Clearance and (ii) SunPower notifies Parent that it has determined in good faith to give notice of, and call, an annual or special meeting of SunPower’s stockholders within 60 days of such notification, Purchaser must seek to obtain, as promptly as practicable, a derogation from the Commission that would allow Purchaser to exercise the voting rights attached to the Shares then held by Purchaser.”

Items 1 through 11 of the Schedule TO, to the extent that such Items incorporate by reference the information contained in Section 12—“Transaction Documents” of the Offer to Purchase, are amended, supplemented and modified, and Section 12 of the Offer to Purchase is hereby amended, supplemented and modified, by adding the following as a new subsection at the end of the subsection entitled “The Credit Support Agreement” in Section 12 of the Offer to Purchase:

“Credit Support Agreement Amendment

On June 7, 2011, SunPower and Purchaser entered into an amendment to the Credit Support Agreement pursuant to which, among other things, the parties agreed that the Credit Support Agreement will not become effective until the first date on which both (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance have occurred.”

Items 1 through 11 of the Schedule TO, to the extent that such Items incorporate by reference the information contained in Section 12—“Transaction Documents” of the Offer to Purchase, are amended, supplemented and modified, and Section 12 of the Offer to Purchase is hereby amended, supplemented and modified, by adding the following as a new subsection at the end of the subsection entitled “The Affiliation Agreement” in Section 12 of the Offer to Purchase:

“Affiliation Agreement Amendment

On June 7, 2011, SunPower and Purchaser entered into an amendment to the Affiliation Agreement pursuant to which, among other things, the parties agreed to suspend the effectiveness of certain terms of the Affiliation Agreement if the acceptance for payment of Shares in the Offer occurs prior to the EU Clearance. More specifically, following the acceptance for payment of Shares in the Offer until the occurrence of the EU Clearance:

•	Purchaser shall not have any rights to representation on the SunPower Board or to designate any observers to attend meetings of the SunPower Board or any of its committees;

•	Purchaser shall not have any rights to require SunPower to obtain specified approvals of the SunPower Board before taking the actions specified in the Affiliation Agreement;

•	Purchaser shall not have any rights to require SunPower to obtain specified approvals of the SunPower’s stockholders before taking the actions specified in the Affiliation Agreement; and

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notwithstanding any amendments to SunPower’s bylaws, the Total Group shall not be entitled to call a special meeting of SunPower’s stockholders in the circumstances specified in the Affiliation Agreement.”

Items 1 through 11 of the Schedule TO, to the extent that such Items incorporate by reference the information contained in Section 12—“Transaction Documents” of the Offer to Purchase, are amended, supplemented and modified, and Section 12 of the Offer to Purchase is hereby amended, supplemented and modified, by adding the following as a new subsection at the end of the subsection entitled “The R&C Agreement” in Section 12 of the Offer to Purchase:

“R&C Agreement Amendment

On June 7, 2011, SunPower and Purchaser entered into an amendment to the R&C Agreement pursuant to which, among other things, the parties agreed that, if the acceptance for payment of Shares in the Offer occurs prior to the EU Clearance, the R&C Agreement will not become effective until immediately after the occurrence of the EU Clearance.”

Items 1 through 11 of the Schedule TO, to the extent that such Items incorporate by reference the information contained in Section 15—“Conditions of the Offer” of the Offer to Purchase, are amended, supplemented and modified, and Section 15 of the Offer to Purchase is hereby amended, supplemented and modified, by adding the following as a new paragraph after the first paragraph as follows:

“On June 7, 2011, Purchaser and SunPower agreed to waive the EU Condition.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended, supplemented and modified to add the following exhibit:

(a)(1)(I)	Press release dated June 7, 2011.**

(d)(9)	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower on June 7, 2011.

(d)(10)	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower on June 7, 2011.

(d)(11)	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower on June 7, 2011.

(d)(12)	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SunPower on June 7, 2011.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2011	TOTAL S.A.

	By:	/s/ Jérôme Schmitt
	Name:	Jérôme Schmitt
	Title:	Treasurer

TOTAL GAS & POWER USA, SAS

By:	/s/ Arnaud Chaperon
Name:	Arnaud Chaperon
Title:	Chairman

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 3, 2011.* †

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).* †

(a)(1)(C)	Notice of Guaranteed Delivery.* †

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(F)	Press Release, issued on April 28, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SunPower on April 28, 2011.

(a)(1)(G)	Form of Summary Advertisement as published on May 3, 2011 in The Wall Street Journal.*

(a)(1)(H)	Press release dated May 24, 2011.*

(a)(1)(I)	Press release dated June 7, 2011.**

(b)	Not applicable.

(d)(1)	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(2)	Credit Support Agreement, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(3)	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(4)	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(5)	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(6)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(7)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(8)	Confidentiality Agreement, as amended and restated, dated as of November 4, 2010 by and between Total Gas & Power Ventures SAS and SunPower.*

(d)(9)	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower on June 7, 2011.

(d)(10)	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower on June 7, 2011.

(d)(11)	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower on June 7, 2011.

(d)(12)	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SunPower on June 7, 2011.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
†	Included in mailing to stockholders.
**	Filed herewith.